Filed by Energy XXI

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EPL

Commission File No.: 001-16179

March 12, 2014

Dear Colleagues:

We are very excited to announce that Energy XXI has signed a definitive merger agreement with EPL Oil & Gas, Inc. The deal makes Energy XXI the largest public independent producer of oil and gas on the Gulf of Mexico shelf. To give you a sense of the magnitude, here are some highlights of the transaction.

• Acquisition approximates $2.3 billion

• Acquires all of EPL’s assets creating synergies with our own properties

• Brings total production to 65,000 barrels of oil equivalent per day

• Take production to approximately 70 percent oil

• Brings the total value of Energy XXI to nearly $6 billion

The Board of Directors of both EPL and Energy XXI have approved this transaction and we will close the deal subject to the approval of shareholders of both companies.

We know you have questions, so I would ask that everyone convene in the employee room on the 25th floor at 10:30 a.m. this morning. As always, we will be very candid and open to answering your questions.

I want to congratulate the team that worked very diligently over the past few weeks to get this to the finish line and bring two companies together to form a premier public company operating on the Gulf of Mexico shelf. But as important, I want to congratulate each of you who have made Energy XXI a strong and successful company.

Sincerely,

John Schiller

Chairman and CEO

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger with EPL (“EPL”), Energy XXI (“Energy XXI”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a preliminary joint proxy statement that will constitute a prospectus of Energy XXI. Energy XXI and EPL also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to stockholders of Energy XXI and EPL. INVESTORS AND SECURITY HOLDERS OF ENERGY XXI AND EPL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Energy XXI and EPL, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Energy XXI will be available free of charge on Energy XXI’s internet website at www.energyxxi.com under the tab “Investor Relations” and then under the tab “Filings” or by contacting Energy XXI Investor Relations Department at 713-351-3000. Copies of the documents filed with the SEC by EPL will be available free of charge on EPL’s internet website at www.eplweb.com under the tab “Investor Relations” and then under the tab “Financial Information” or by contacting EPL’s Investor Relations Department at 713-228-0711.

Participants in the Solicitation

Energy XXI, EPL, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of EPL and Energy XXI in connection with the proposed transaction. Information about the directors and executive officers of Energy XXI is set forth in Energy XXI’s annual report for the year ended June 30, 2013, which was filed with the SEC on August 21, 2013. Information about the directors and executive officers of EPL is set forth in EPL’s annual report for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of EPL as an indirect, wholly-owned subsidiary of Energy XXI and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the stockholders of EPL or the stockholders of Energy XXI to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of EPL’s business and operations with Energy XXI’s business and operations; the inability to or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of Energy XXI following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.

Energy XXI and EPL caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Energy XXI’s and EPL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning Energy XXI, EPL, the proposed transaction or other matters and attributable to Energy XXI and EPL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement, and neither Energy XXI nor EPL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.